EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Six
						Months	Months
	Years Ended December 31,					Ended	Ended
	2008	2009	2010	2011	2012	6/30/2013	6/30/2013
EARNINGS
Income (Loss) Before Income Taxes	$120,761	$119,523	$122,887	$192,257	$180,835	$172,145	$68,686
Fixed Charges (as below)	81,584	62,235	65,834	58,822	58,984	57,630	28,918
Total Earnings	$202,345	$181,758	$188,721	$251,079	$239,819	$229,775	$97,604

FIXED CHARGES
Interest Expense	$76,910	$59,093	$63,362	$54,700	$55,286	$53,408	$26,599
Credit for Allowance for Borrowed Funds Used During Construction	2,174	1,142	572	822	1,098	1,622	1,019
Estimated Interest Element in Lease Rentals	2,500	2,000	1,900	3,300	2,600	2,600	1,300
Total Fixed Charges	$81,584	$62,235	$65,834	$58,822	$58,984	$57,630	$28,918

Ratio of Earnings to Fixed Charges	2.48	2.92	2.86	4.26	4.06	3.98	3.37